Exhibit 99.1

For Immediate Release

Contact: Harvey Grossblatt, CEO

Universal Security Instruments, Inc.

(410) 363-3000, Ext. 224

or

Zachary Mizener

Lambert & Co.

(315) 529-2348

Universal Security Instruments Reports Second-Quarter Results

OWINGS MILLS, Md. November 18, 2021 - Universal Security Instruments, Inc. (NYSE AMEX: UUU) today announced results for its fiscal second quarter and six months ended September 30, 2021.

For the three months ended September 30, 2021, sales decreased approximately 18% to $5,272,223 compared to sales of $6,457,295 for the same period last year.   The Company reported net income of $107,696, or $0.05 per basic and diluted share, compared to net income of $725,845 or $0.31 per basic and diluted share for the same period last year.

For the six months ended September 30, 2021, sales increased approximately 6% to $9,940,221 versus $9,398,063 for the same period last year.  The Company reported net income of $122,337, or $0.05 per basic and diluted share, compared to net income of $646,863 or $0.28, per basic and diluted share for the corresponding 2020 period.

“Included in the prior year’s second quarter results were sales to a large national retailer that the Company was able to deliver when that retailer could not obtain inventory due to delays caused by the pandemic.  Excluding those sales, our sales for the second quarter of the fiscal year ended September 30, 2021 rose by $1,930,645 or approximately 58% from the comparable quarter of the prior year. Our sales continue to be impacted by supply chain disruptions in obtaining raw materials, ocean freight containers, and by port congestion in Long Beach, California. Our lower net income for the current year’s six-month period despite higher sales is due to increased freight and customs charges. We are working with our suppliers and customers to mitigate these delay and cost increases.” said Harvey Grossblatt - President and CEO.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer and distributor of safety and security devices. Founded in 1969, the Company has an over 52-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms.  For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

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“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements. We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED INCOME STATEMENTS

(UNAUDITED)

	Three Months Ended September 30,
	2021	2020
Sales	$5,272,223	$6,457,295
Net income	107,696	725,845
Earnings per share:
Basic and diluted	$0.05	$0.31

Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

	Six Months Ended September 30,
	2021	2020
Sales	$9,940,221	$9,398,063
Net income	122,337	646,863
Earnings per share:
Basic and diluted	$0.05	$0.28

Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS
	Sept. 30, 2021	Sept. 30, 2020
Cash	$168,570	$146,393
Accounts receivable and amount due from factor	3,882,455	4,623,882
Inventory	4,966,226	3,460,325
Prepaid expense	529,196	162,057

TOTAL CURRENT ASSETS	9,546,447	8,392,657

PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS–NET	139,987	312,531
OTHER ASSETS	4,000	4,000
TOTAL ASSETS	$9,690,434	$8,709,188

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit – factor	$2,413, 447	$1,158,796
Note payable – Eyston Company Ltd.	1,081,440
Note payable - bank	—	221,400
Short-term portion of operating lease liability	87,908	173,625
Accounts payable	1,071,670	560,103
Accrued liabilities	197,076	340,964
TOTAL CURRENT LIABILITIES	4,851,541	2,454,888

NOTE PAYABLE – Eyston Company Ltd.	—	1,081,440
LONG TERM PORTION OF OPERATING LEASE LIABILITY	—	77,784
TOTAL LONG-TERM LIABILITIES	—	1,159,224

SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,312,887 at September 30, 2021 and 2020	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Accumulated Deficit	(8,070,077)	(7,813,894)
Accumulated other comprehensive income	—	—
TOTAL SHAREHOLDERS’ EQUITY	4,838,893	5,095,076
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,690,434	$8,709,188